LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2010	bazoff@luselaw.com

July 25, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Seneca Bancorp, Inc.

Registration Statement on Form S-1

Filed June 13, 2025

File No. 333-288044

On behalf of Seneca Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Staff’s comments, transmitted by letter dated July 9, 2025, are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for the three- and six-month periods ended June 30, 2025 and 2024.

Registration Statement on Form S-1 filed June 13, 2025

Cover Page

1.	We note that the Seneca Savings 401(k) Plan is offering participation interests of up to 135,438 shares of your common stock. As such, please include Seneca Savings 401(k) Plan as a co-registrant on the cover page.

The cover page has been revised as requested in response to this comment.

2.	Please revise your disclosure on the cover page of the prospectus and prospectus supplement to clarify if the offering is contingent on receipt of approval to be quoted on the OTCQX Market.

The cover pages of the prospectus and prospectus supplement have been revised as requested in response to this comment. Additional disclosure has also been added to pages 11 and 49 of the prospectus in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

July 25, 2025

Our Business, page 2

3.	We note your disclosure here and throughout that you purchased land in Clay, New York and intend to establish a future branch office on this property. Please revise your discussion regarding this site to provide more details of the status of development of the future branch office, including what actions, if any that you have taken beyond the land purchase, and any anticipated opening date.

Additional disclosure has been added to pages 2, 4, 22, 60, 77, 78 and 96 of the prospectus in response to this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of Results of Operations, page 58

4.	We note your disclosure on page F-64 that you have two reportable segments, Seneca Savings and Financial Quest. Please revise your Management's Discussion and Analysis section to expand the discussion of your operating results for each period presented at the segment level, including significant factors materially affecting your segment results. Refer to Item 303(b) of Regulation S-K.

Additional disclosure has been added to pages 71-72 of the prospectus in response to this comment.

5.	We note your disclosure on page 21 that you had approximately $223 million in assets under management (“AUM”) at March 31, 2025, and generated approximately 46% of your non-interest income from your wealth management activities for the three months ended March 31, 2025. Please revise to quantify your AUM as of each period end presented and discuss any significant trends or concentrations within your AUM, as well as related drivers impacting your revenues and operating results from wealth management activities.

Additional disclosure has been added to pages 71-72 of the prospectus in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

July 25, 2025

Transactions with Certain Related Persons, page 100

6.	We note your disclosure that Seneca Savings makes certain loans through an employee loan program pursuant to which loans are made at reduced rates. For loans made under the employee loan program to officers, directors and other related parties exceeding the threshold amount, please provide the information required by Item 404(a) of Regulation S-K.

Additional disclosure has been added to page 110 of the prospectus in response to this comment.

Director Compensation, page 106

7.	Please confirm that the Director Compensation Table figures include the fees earned for serving on the boards of Seneca Financial MHC and Seneca Savings Insurance Agency, Inc. in 2024 or revise the table to include those fees.

Additional disclosure has been added to page 116 of the prospectus in response to this comment.

Table of Contents, page F-1

8.	Please revise your filing to provide relevant subsequent event disclosures required by ASC 855-10-50.

Additional disclosure has been added to page F-67 of the prospectus in response to this comment.

9.	We note that the registrant for this offering is Seneca Bancorp, Inc. which was recently formed; however, the financial statements included in the offering are for Seneca Financial Corp. and subsidiaries. Please revise to include financial statements of the registrant or revise to disclose why they are not required to be filed.

Additional disclosure has been added to page F-1 of the prospectus in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

July 25, 2025

Note 2. Summary of Significant Accounting Policies Allowance for Credit Losses – Loans, page F-14

10.	We note that loans are charged off when management believes the uncollectibility of a loan balance is confirmed. Please revise to expand your charge-off policy for recognizing write-offs within the allowance for credit losses and clarify the criteria for when a loan is deemed uncollectible. Refer to ASC 326-20-50-17.

Additional disclosure has been added to page F-14 of the prospectus in response to this comment.

Note 17. Segment Information, page F-66

11.	We note your disclosure on page F-64 that for each of the two reportable segments, compensation and employee benefits are significant segment expenses. We note from page F-66 that your line item of Other expense for Financial Quest represented approximately 31% of total segment noninterest expense for the year ended December 31, 2024. Please revise your disclosure to provide a qualitative description of the composition of Other segment item. Refer to ASC 280-10-50-26B.

Additional disclosure has been added to page F-64 of the prospectus in response to this comment.

Exhibits

12.	Please include the participation interests in the Exhibit 5 legal opinion.

Exhibit 5 has been revised as requested in response to this comment.

*             *             *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Benjamin Azoff
Benjamin Azoff

Enclosure

cc:	Joseph Vitale, President and CEO, Seneca Bancorp, Inc.

Madeleine Joy Mateo, SEC

Eric Envall, SEC

Jee Yeon Ahn, SEC

Amit Pande, SEC